Filed Pursuant to Rule 433
Registration Nos. 333-149531 and 333-149531-02
May 6, 2008
PRICING TERM SHEET

GlaxoSmithKline Capital Inc.
4.850% Notes due 2013
5.650% Notes due 2018
6.375% Notes due 2038
Floating Rate Notes due 2010
Fully and unconditionally guaranteed by
GlaxoSmithKline plc

Issuer:	GlaxoSmithKline Capital Inc.

Guarantor:	GlaxoSmithKline plc

4.850% Notes due 2013:

Size:	$2,500,000,000

Maturity Date:	May 15, 2013

Coupon:	4.850%

Interest Payment Dates:	May 15 and November 15, commencing November 15, 2008

Day Count Fraction:	30/360

Price to Public:	99.789%

Benchmark Treasury:	3.125% due April 2013

Benchmark Treasury Yield:	3.168%

Spread to Benchmark Treasury:	+ 173 bp

Yield:	4.898%

Make-Whole Call:	Treasury Rate plus 0.25%

CUSIP:	377372 AC1

ISIN:	US377372AC16

5.650% Notes due 2018:

Size:	$2,750,000,000

Maturity Date:	May 15, 2018

Coupon:	5.650%

Interest Payment Dates:	May 15 and November 15, commencing November 15, 2008

Day Count Fraction:	30/360

Price to Public:	99.939%

Benchmark Treasury:	3.500% due February 2018

Benchmark Treasury Yield:	3.928%

Spread to Benchmark Treasury:	+ 173 bp

Yield:	5.658%

Make-Whole Call:	Treasury Rate plus 0.25%

CUSIP:	377372 AD9

ISIN:	US377372AD98

6.375% Notes due 2038:

Size:	$2,750,000,000

Maturity Date:	May 15, 2038

Coupon:	6.375%

Interest Payment Dates:	May 15 and November 15, commencing November 15, 2008

Day Count Fraction:	30/360

Price to Public:	99.694%

Benchmark Treasury:	5.000% due May 2037

Benchmark Treasury Yield:	4.668%

Spread to Benchmark Treasury:	+ 173 bp

Yield:	6.398%

Make-Whole Call:	Treasury Rate plus 0.25%

CUSIP:	377372 AE7

ISIN:	US377372AE71
In addition to the notes described in the preliminary prospectus supplement dated May 6, 2008, the issuer is also issuing a series of Floating Rate Notes due 2010. Certain of the terms of the floating rate notes are described below. In addition to the terms described below, the following subsections from the section of the preliminary prospectus supplement entitled “Description of the Notes” also apply to the floating rate notes: the introductory paragraph, the first two sentences of the first paragraph of “—General” and the last paragraph of “—General,” “—Covenants,” “—Book-Entry System” and “—Same-Day Settlement and Payment,” and the sections of the prospectus dated March 4, 2008 entitled “Legal Ownership of Debt Securities” and “Description of Debt Securities.”
Floating Rate Notes due 2010:

Size:	$1,000,000,000

Maturity Date:	May 13, 2010

Benchmark:	3-month USD LIBOR (as determined by reference to Reuters Page LIBOR01)

Coupon:	3-month USD LIBOR + 62.5 bps

Interest Payment Dates and Interest Reset Dates:	February 13, May 13, August 13 and November 13, commencing August 13, 2008

Interest Determination Date:	Two London banking days prior to each interest reset date

Day Count Convention:	Actual/360

Price to Public:	100%

CUSIP:	377372 AF4

ISIN:	US377372AF47
Description of Floating Rate Notes:
The floating rate notes will accrue interest from May 13, 2008, or from the most recent date to which interest has been paid (or provided for), to but not including the next date upon which interest is required to be paid.
Interest will be payable on the floating rate notes quarterly, on each February 13, May 13, August 13 and November 13, commencing August 13, 2008, to the person in whose name such note is registered at the close of business on the fifteenth calendar day, whether or not a business day, that precedes the applicable date on which interest will be paid. The floating rate notes will bear interest from May 13, 2008 to, but excluding, August 13, 2008 at a rate per annum equal to the initial interest rate and thereafter at an interest rate that will be reset as described below to a rate per annum equal to LIBOR (as defined below) plus 0.625% per annum. The initial interest rate will be equal to LIBOR plus 0.625% per annum as determined by the calculation agent as described below.
If any interest payment date, other than the maturity date, for the floating rate notes would fall on a day that is not a business day, the interest payment date will be postponed to the next succeeding business day, except that if that business day falls in the next succeeding calendar month, the interest payment date will be the immediately preceding business day. If the maturity date for the floating rate notes would fall on a day that is not a business day, the payment of interest and principal will be made on the next succeeding business day, and no interest will accrue after such maturity date. For the floating rate notes, “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in the City of New York or London, England are authorized or required by law, regulation or executive order to close.
The rate of interest on the floating rate notes will be reset quarterly on February 13, May 13, August 13 and November 13 of each year, commencing August 13, 2008 (each, an “interest reset date”); provided that the interest rate in effect from May 13, 2008 to but excluding the first interest reset date will be the initial interest rate. If any interest reset date would fall on a day that is not a business day, the interest reset date will be postponed to the next succeeding business day, except that if that business day falls in the next succeeding calendar month, the interest reset date will be the immediately preceding business day.

The calculation agent for the floating rate notes is the trustee, or its successor appointed by the issuer (the “calculation agent”). The calculation agent will determine the initial interest rate for the floating rate notes by reference to LIBOR on the second London banking day preceding the issue date and the interest rate for each succeeding interest reset period by reference to LIBOR on the second London banking day preceding the applicable interest reset date (each, an “interest determination date”). Promptly upon such determination, the calculation agent will notify the issuer and the trustee (if the calculation agent is not the trustee) of the new interest rate. Upon the request of the holder of any floating rate note, the calculation agent will provide the interest rate then in effect and, if determined, the interest rate that will become effective on the next interest reset date.
“London banking day” means any day on which dealings in U.S. dollars are transacted in the London interbank market.
“LIBOR” will be determined by the calculation agent in accordance with the following provisions:
(1)     With respect to any interest determination date, LIBOR will be the rate (expressed as a percentage per annum) for deposits in U.S. dollars having a maturity of three months commencing on the related interest reset date that appears on Reuters Page LIBOR01 as of 11:00 a.m., London time, on that interest determination date. If no such rate appears, then LIBOR, in respect of that interest determination date, will be determined in accordance with the provisions described in (2) below.
(2)     With respect to an interest determination date on which no rate appears on Reuters Page LIBOR01, the calculation agent will request the principal London offices of each of four major reference banks in the London interbank market (which may include affiliates of the underwriters), as selected by the calculation agent, to provide its offered quotation (expressed as a percentage per annum) for deposits in U.S. dollars for the period of three months, commencing on the related interest reset date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that interest determination date and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two quotations are provided, then LIBOR on that interest determination date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, then LIBOR on the interest determination date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., in the City of New York, on the interest determination date by three major banks in The City of New York (which may include affiliates of the underwriters) selected by the calculation agent for loans in U.S. dollars to leading European banks, for a period of three months, commencing on the related interest reset date, and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two such rates are so provided, LIBOR on the interest determination date will be the arithmetic mean of such rates. If fewer than two such rates are so provided, LIBOR on the interest determination date will be LIBOR in effect with respect to the immediately preceding interest determination date.
“Reuters Page LIBOR01” means the display that appears on Reuters Page LIBOR01 or any page as may replace such page on such service (or any successor service) for the purpose of displaying London interbank offered rates of major banks for U.S. dollars.
The amount of interest accrued on the floating rate notes to each interest payment date will be calculated by multiplying the principal amount of the floating rate notes by an accrued interest factor. The accrued interest factor will be equal to the sum of the interest factors calculated for each day in the period for which interest is being paid. The interest factor for each day is equal to the interest rate applicable to that day divided by 360. The interest rate in effect on any interest reset date will be the applicable rate as reset on that date. The interest rate applicable to any other day is the interest rate from the immediately preceding interest reset date, or, if none, the initial interest rate.
All percentages resulting from any calculation of any interest rate for the floating rate notes will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all dollar amounts would be rounded to the nearest cent, with one-half cent being rounded upward.
All calculations made by the calculation agent for the purposes of calculating interest on the floating rate notes shall be conclusive and binding on the holders and the issuer, absent manifest error.
The floating rate notes are not redeemable at the option of the issuer, except as described in “Description of Debt Securities—Optional Redemption for Tax Reasons” in the prospectus dated March 4, 2008.
The issuer may from time to time, without the consent of the holders of the floating rate notes, create and issue further floating rate notes of the same series having the same terms and conditions in all respects as the floating rate notes being offered hereby, except for the issue date, the issue price and the first payment of interest thereon. The issuer will not issue any further floating rate notes unless such further notes have no more than a de minimis amount of original issue discount or such issuance would constitute a “qualified reopening” for U.S. federal income tax purposes. Additional floating rate notes issued in this manner will be consolidated with and will form a single series with the floating rate notes being offered hereby.

Common Terms:

Trade Date:	May 6, 2008

Expected Settlement Date:	May 13, 2008 (T+5)

Business Day:	New York and London

Listing:	New York Stock Exchange

Denominations:	$2,000 x $1,000

Anticipated Ratings:	A1 by Moody’s Investors Service, Inc.
A+ by Standard & Poor’s Ratings Services

Joint Book-Running Managers:	Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
Lehman Brothers Inc.

Senior Co-Managers:	Greenwich Capital Markets, Inc.
HSBC Securities (USA) Inc.

Co-Managers:	ABN AMRO Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Mizuho International plc
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer and the guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering.
You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, J.P. Morgan Securities Inc. collect at 1-212-834-4533 or Lehman Brothers Inc. toll free at 1-800-603-5847.